SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number
0-27491

Daleen Technologies, Inc. 401 (k) Profit Sharing Plan
(Full title of the plan)

Daleen Technologies, Inc.
(Name of the issuer of the securities held)

902 Clint Moore Road, Suite 230
Boca Raton, Florida 33487
(Address of principal executive offices and zip code)

DALEEN TECHNOLOGIES, INC.
401(k) PROFIT SHARING PLAN

Financial Statements

December 31, 2001 and 2000

INDEPENDENT AUDITOR’S REPORT
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
NOTES TO THE FINANCIAL STATEMENTS
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
SIGNATURES
EXHIBIT INDEX
EX-23.1 CONSENT OF GOLDSTEIN LEWIN & CO.

DALEEN TECHNOLOGIES, INC.
401(k) PROFIT SHARING PLAN

DECEMBER 31, 2001 AND 2000

PAGE

INDEPENDENT AUDITOR’S REPORT	l
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Plan Benefits	2
Statement of Changes in Net Assets Available for Plan Benefits	3
Notes to the Financial Statements	4-9
SUPPLEMENTAL INFORMATION
Schedule of Assets Held for Investment Purposes	10

[GOLDSTEIN LEWIN & CO. LETTERHEAD]

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR’S REPORT

To the Board of Trustees
Daleen Technologies, Inc.
401(k) Profit Sharing Plan
Boca Raton, Florida

We have audited the accompanying statements of net assets available for plan benefits of the Daleen Technologies, Inc, 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for this year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GOLDSTEIN LEWIN & CO.

Boca Raton, Florida
June 24, 2004

DALEEN TECHNOLOGIES, INC.
401(k) PROFIT SHARING PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,

	2001	2000

ASSETS
INVESTMENTS:
Mutual Funds	$4,150,374	$4,437,698
Participant Loans	119,923	130,872
RECEIVABLES:
Employee Contributions	—	45,741
Employer Contributions	—	21,008

Net Assets Available for Plan Benefits	$4,270,297	$4,635,319

The Accompanying Notes are an Integral Part
of These Financial Statements

DALEEN TECHNOLOGIES, INC.
401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2001

ADDITIONS TO NET ASSETS:
INVESTMENT LOSS:
Net Depreciation In Fair Value of Investments	$(957,703)
Interest Income	10,442

(947,261)

CONTRIBUTIONS
Participants	1,255,157
Employer	277,097
Rollovers	155,534

1,687,788

Total Additions	740,527

DEDUCTION FROM NET ASSETS:
Benefits Paid to Participants	1,079,865
Administrative Expenses	25,684

Total Deductions	1,105,549

Net Decrease	(365,022)
NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of Year	4,635,319

End of Year	$4,270,297

The Accompanying Notes are an Integral Part
of These Financial Statements

DALEEN TECHNOLOGIES, INC.
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF PLAN

The following description of the Daleen Technologies, Inc. (the “Company”) 401(k) Profit Sharing Plan (the “Plan” provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan with section 401(k) provisions covering all full-time employees of the Company except non-resident aliens. An employee may become a participant in the Plan on the entry date on or following their attainment of 18 years of age. There is no service requirement to become a participant in the Plan. Entrance into the plan is allowed on the first day of any calendar month following employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The plan was amended, restated and replaced effective January 1, 2000, when the current plan was adopted.

Contributions

Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

All contributions are transferred to and maintained by the Custodian, Massachusetts Mutual Life Insurance Company (“Mass Mutual”). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds and money market funds as investment options.

The Company’s contributions are discretionary. The Company contributed 35 percent of the Participant’s Elective Deferrals, up to 8 percent of a Participant’s annual compensation (the “matching contribution”) for the year ended December 31, 2001.

DALEEN TECHNOLOGIES, INC.
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF PLAN (CONTINUED)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan’s earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Vesting in the Company’s discretionary contributions plus actual earnings thereon is based on years of continuous service. A participant is 25 percent vested after one year and is 100 percent vested after four years of credited service.

Participant Loans

Participants may borrow from their fund accounts, a minimum of $1,000 and up to a maximum of 50,000 or fifty percent of their account balance, whichever is less. All loans have a definite repayment period, not to exceed 5 years, or a reasonable number of years greater than 5 years for the purchase of a primary residence. Loan transactions are treated as a transfer to (from) the investment fund and from (to) the participant loans fund. The loans are collateralized by the balance in the participant’s account and bear interest at the current prime rate plus one percent (ranging from 7% to 10.50% in 2001). Loan repayments are made by payroll deductions and as loans are repaid, the repayments are re-invested in the participant’s investment accounts. Participants are required to pay a one-time nonrefundable fee for each new loan.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum payment; a life annuity; a life annuity with a period certain of 10, 15, or 20 years; joint and 50 percent, 66 2/3 percent or 100 percent Survivor Annuity; or any combination of the previous elections.

Forfeitures

Forfeitures are used to reduce the Company’s contributions in subsequent years. There was $74,517 in forfeitures unapplied as at December 31, 2001. Employer contributions for 2001 were reduced by approximately $70,555 from forfeited non-vested accounts.

DALEEN TECHNOLOGIES, INC.
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting. The financial statements and supplemental schedules have been prepared assuming that the Company will continue as a going concern.

The Company has suffered recurring losses from operations and has an accumulated deficit of $201.2 million at December 31, 2001. These matters raise substantial doubt about the Plan’s continuation. Should the Plan be terminated, the terms discussed in Note 5 would be applicable. The financial statements and schedules do not include any adjustments that might result from the outcome of this uncertainty.

Investment Valuation and Income Recognition

The Plan’s investment are stated at fair value, shares of registered investment companies are valued at quoted active market prices. Participant loans are valued at cost, which approximates fair value.

The Plan reflects, in the statement of changes in net assets available for plan benefits, the net change in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

DALEEN TECHNOLOGIES, INC.
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS

NOTE 3: INVESTMENTS

The following schedule represents the fair value of investments. Investments that represent 5 percent or more of the Plan’s net assets are separately identified:

	December 31,

	2001	2000

Guaranteed Investment Account	$1,491,482	$465,592
Mass Mutual Growth Equity Fund	397,398	848,096
Mass Mutual Index Equity Fund	—	504,755
Mass Mutual Mid Cap Growth Fund	362,137	857,272
Mass Mutual Small Cap Growth Fund	363,091	409,369
Other	1,536,266	1,352,614

	$4,150,374	$4,437,698

Participant Loans	$119,923	$130,872

NOTE 4: ADMINISTRATIVE EXPENSE

Administrative expenses for services provided by Mass Mutual are paid by the Plan. All other administrative expenses are paid by the Plan Sponsor.

NOTE 5: PLAN TERMINATION

During 2001, the Company terminated more than 20% of the Plan participants in a restructuring exercise. This effected a partial termination of the Plan and required that the terminated participants became 100% vested in the employer matching contribution.

Although the Company has not expressed any intent to terminate the Plan, it reserves the right at any time to amend, modify, or terminate the Plan by action of the Company’s Board of Directors or other governing body without the consent of any participant or beneficiary, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their accounts.

DALEEN TECHNOLOGIES, INC.
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS

NOTE 6: TAX STATUS

The Company believes that the Plan, as amended, is designed and operated in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan was established pursuant to provisions of ERISA and provides certain tax benefits to participants and the employer. The Plan was drafted under a prototype non-standardized profit sharing plan which the Internal Revenue Service has determined is designed in accordance with applicable sections of the Internal Revenue Code, however the Internal Revenue Services letter does not specifically address the Plan as adopted by the Company.

NOTE 7: PARTY-IN-INTEREST AND RELATED-PARTY TRANSACTIONS

The Plan is subject to concentrations of credit risk with respect to its investments in Mass Mutual. Mass Mutual is the Plan’s Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees incurred by the plan for investment management services amounted to $25,684 for the year ended December 31, 2001.

In 2001, shares of the Plan Sponsor (Daleen Company Stock Fund) were offered as an investment option to participants. Participants are restricted to holding a maximum of 20% of their account balance in this fund. The value of the fund was $17,479 for the year ended December 31, 2001.

NOTE 8: CONCENTRATIONS OF CREDIT RISK

The Plan and the Plan assets are sensitive to economic pressures prevalent in the investment market. The pressures primarily stem from interest rates and their effect on bond rates, mortgage rates, the value of real estate, stock prices, and the overall stability of the market. Certain Plan investments are shares of mutual funds managed by the Custodian. Change in the Custodian’s management may affect operating results of the funds adversely. In addition, the financial position of the Company, may have a significant impact on the Plan. Specifically, these include the ability of the Company to continue to make contributions under the matching program and/or the stability of the Company’s operations. Other external factors which may affect the Plan and the Plan assets include legislation or regulations established by the Internal Revenue Service, ERISA, and/or the U.S. Department of Labor.

DALEEN TECHNOLOGIES, INC.
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENT

NOTE 9: RECONCILIATION OF FINANCIAL STATEMENT TO FORM 5500

The following is a reconciliation of contributions received or receivable per the financial statements to Form 5500 for the year ended December 31, 2001.

Contributions Received per the financial statements	$1,687,788
Employee Contribution Receivable — December 31, 2000	45,741
Employer Contribution Receivable — December 31, 2000	21,008

Contributions Received per the Form 5500	$1,754,537

DALEEN TECHNOLOGIES, INC.
401(k) PROFIT SHARING PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

TAXPAYER IDENTIFICATION NUMBER — 36-3697952
PLAN NUMBER — 001

				(e) CURRENT
				CONTRACTUAL
				VALUE AS OF
				DECEMBER 31,
(a)	(b) ISSUER	(c) INVESTMENT DESCRIPTION	(d) COST	2001

*	Mass Mutual	Aggressive Journey	#	$181,712
	Oppenheimer	Capital Appreciation Fund	#	99,875
*	Daleen	Common Stock Fund	#	17,479
*	Mass Mutual	Conservative Journey	#	91,412
*	Mass Mutual	Emerging Growth Fund	#	169,985
*	Mass Mutual	Equity Growth Fund	#	117,946
*	Mass Mutual	Equity Income II Fund	#	150,370
	Oppenheimer	Global Fund	#	161,362
	Oppenheimer	Growth Fund	#	92,186
*	Mass Mutual	Guaranteed Investment Account	#	1,491,482
*	Mass Mutual	MM Growth Equity	#	397,398
*	Mass Mutual	MM Index Equity	#	177,270
*	Mass Mutual	MM Mid Cap Growth Fund	#	362,137
*	Mass Mutual	MM Small Cap Growth	#	363,091
*	Mass Mutual	Moderate Journey	#	134,854
	Oppenheimer	Strategic Income Fund	#	140,500
*	Mass Mutual	Holding Account	#	1,315

				$4,150,374

	Participants Loans	Interest at 7.00% to 10.50%		$119,923

# Cost information omitted with respect to participant-directed transactions

* Denotes Party-in-Interest

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Daleen Technologies, Inc. 401(k) Profit Sharing Plan

DALEEN TECHNOLOGIES, INC.

By:	/s/ Jeanne Prayther Jeanne Prayther Chief Financial Officer, Secretary and Treasurer

Date: June 28, 2002

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Goldstein Lewin & Co.